Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-262469

BLACKROCK CORPORATE HIGH YIELD FUND, INC.

Supplement dated May 10, 2023 to the Prospectus

dated February 2, 2022, as supplemented on July 18, 2022

This supplement amends certain information in the Prospectus dated February 2, 2022, as supplemented on July 18, 2022, of BlackRock Corporate High Yield Fund, Inc. (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective on or about May 31, 2023, the following changes are made to the Fund’s Prospectus:

The section of the Prospectus entitled “Management of the Fund – Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Fund’s portfolio are as follows:

Mitchell Garfin, CFA, Managing Director of BlackRock, Inc., since 2009. Mr. Garfin also served as Director of BlackRock from 2005 to 2008.

Mr. Garfin is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, which includes setting the Fund’s overall investment strategy, overseeing the management of the Fund and/or selection of its investments. Mr. Garfin has been a member of the Fund’s portfolio management team since 2009.

Derek Schoenhofen, Managing Director of BlackRock, Inc., since 2019. Mr. Schoenhofen also served as Director of BlackRock from 2006 to 2018, and served as Vice President of BlackRock from 2000 to 2005.

Mr. Schoenhofen is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, which includes setting the Fund’s overall investment strategy, overseeing the management of the Fund and/or selection of its investments. Mr. Schoenhofen has been a member of the Fund’s portfolio management team since 2009.

David Delbos, Managing Director of BlackRock, Inc., since 2012. Mr. Delbos also served as Director of BlackRock, Inc. from 2007 to 2011, and served as Vice President of BlackRock, Inc. from 2005 to 2006.

Mr. Delbos is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, including setting the Fund’s overall investment strategy and overseeing the management of the Fund. Mr. Delbos has been a member of the Fund’s portfolio management team since 2023.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio management team and the ownership of the Fund’s securities by each portfolio manager.